Amendment No. 1 dated August 29, 2011 to	Filed pursuant to Rule 433
TERMS SUPPLEMENT NO. 9 dated August 23, 2011	Registration Statement No. 333-164694
To Product Supplement No. 3 dated January 14, 2011
Prospectus Supplement and Prospectus dated February 4, 2010
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program

EKSPORTFINANS ASA
PLUS Based on the Value of the S&P 500® Index due September    , 2012
Performance Leveraged Upside SecuritiesSM

MORGAN STANLEY STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies. These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance. The leverage typically applies only for a certain range of price performance. In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return. At maturity, an investor will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity. The PLUS are senior unsecured obligations of Eksportfinans ASA, and all payments on the PLUS are subject to the credit risk of Eksportfinans ASA.

SUMMARY TERMS
Issuer:	Eksportfinans ASA
Maturity date:	September , 2012
Underlying index:	S&P 500® Index (SPX)
Aggregate principal amount:	$
Payment at maturity:	• If final index value is greater than initial index value,
$10.00 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
• If final index value is less than or equal to initial index value,
$10.00 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.00.
Leveraged upside payment:	$10.00 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value of the underlying index on the pricing date.
Final index value:	The index closing value on the valuation date.
Valuation date:	September , 2012, subject to adjustment for non-index business days and certain market disruption events.
Leverage factor:	200%
Index performance factor:	(final index value / initial index value)
Maximum payment at maturity:	$11.45 to $11.75 per PLUS (114.5% to 117.5% of the stated principal amount)
Stated principal amount:	$10.00 per PLUS
Issue price:	$10.00 per PLUS (see “Commissions and Issue Price” below)
Pricing date:	August , 2011
Original issue date:	August , 2011 (3 business days after the trade date)
CUSIP:	282645WG1
ISIN:	US282645WG19
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (MS & Co.), a wholly-owned subsidiary of Morgan Stanley.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per PLUS
	$10.00	$0.20	$9.80
Total	$	$	$

(1)

Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.20 for each PLUS they sell. For additional information, see “Supplemental Plan of Distribution” in the accompanying Product Supplement No. 3.

(2)	For additional information, see “Supplemental Plan of Distribution” in the Product Supplement No. 3.

"Performance Leveraged Upside Securities" and "PLUS" are the service marks of Morgan Stanley.

YOU SHOULD READ THIS TERMS SUPPLEMENT TOGETHER WITH THE ACCOMPANYING PRODUCT SUPPLEMENT NO. 3, THE PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Product Supplement No. 3 dated January 14, 2011	Prospectus Supplement and Prospectus dated February 4, 2010

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this terms supplement relates. Before you invest, you should read the prospectus in that registration statement and other documents relating to these offerings the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

MORGAN STANLEY

PLUS Based on the Value of the S&P 500® Index due September     , 2012 Issued by EKSPORTFINANS ASA
Performance Leveraged Upside SecuritiesSM

Investment Overview

Performance Leveraged Upside Securities

The S&P 500® Index PLUS (the PLUS) can be used:

  As an alternative to direct exposure to the underlying index that enhances returns for a certain range of price performance of the underlying index.

  To enhance returns and potentially outperform the underlying index in a moderately bullish scenario.

  To achieve similar levels of exposure to the underlying index as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor.

The PLUS are exposed on a 1:1 basis to the negative performance of the underlying index.

Maturity:	Approximately 13 Months
Leverage factor:	200%
Maximum payment at maturity:	$11.45 to $11.75 per PLUS (114.5 to 117.5% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Principal protection:	None

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor's Financial Services LLC, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on August 22, 2011:

Bloomberg Ticker Symbol:	SPX
Current Index Level:	1,123.82
52 Weeks Ago:	1,071.69
52 Week High (on 4/29/2011):	1,363.61
52 Week Low (on 8/26/2010):	1,047.22

Underlying Index Historical Performance – Daily Closing Values January 1, 2006 to August 22, 2011

PLUS Based on the Value of the S&P 500® Index due September     , 2012 Issued by EKSPORTFINANS ASA
Performance Leveraged Upside SecuritiesSM

Key Investment Rationale

This 13-month investment offers 200% leveraged upside, subject to a maximum payment at maturity of $11.45 to $11.75 per PLUS (114.5% to 117.5% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.

Investors can use the PLUS to double returns up to the maximum payment at maturity, while maintaining similar risk as a direct investment in the S&P 500® Index.

Leverage Performance:	The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the underlying index within a certain range of price performance.
Best Case Scenario:

The underlying index increases in value and, at maturity, the PLUS redeem for the maximum payment at maturity of $11.45 to $11.75 per PLUS (114.5% to 117.5% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.

Worst Case Scenario:	The underlying index declines in value and, at maturity, the PLUS redeem for less than the stated principal amount by an amount proportional to the decline.

Summary of Selected Key Risks (see “Risk Factors” on Page TS-8)

  No guaranteed return of principal.

  No interest payments.

  Appreciation potential is limited by the maximum payment at maturity.

  The market price of the PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the underlying index, and you may receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

  The PLUS are subject to the credit risk of Eksportfinans ASA, and its credit ratings and credit spreads may adversely affect the market value of the PLUS.

  Investing in the PLUS is not equivalent to investing in the underlying index or the stocks composing the underlying index.

  Adjustments to the underlying index by the underlying index publisher could adversely affect the value of the PLUS.

  The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices and you could receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

  Economic interest of the calculation agent may be potentially adverse to your interests.

  The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

  The PLUS will not be listed on any securities exchange and secondary trading may be limited.

PLUS Based on the Value of the S&P 500® Index due September     , 2012 Issued by EKSPORTFINANS ASA
Performance Leveraged Upside SecuritiesSM

Fact Sheet

The PLUS offered are senior unsecured obligations of Eksportfinans ASA, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in product supplement no. 3, as supplemented by this terms supplement. At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the underlying index on the valuation date. The PLUS are senior unsecured notes issued as part of Eksportfinans ASA’s U.S. Medium-Term Notes Program. All payments on the PLUS are subject to the credit risk of Eksportfinans ASA.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
August , 2011	August , 2011 (3 business days after the pricing date)	September , 2012, subject to postponement as described below

Key Terms
Issuer:	Eksportfinans ASA
Underlying index:	S&P 500® Index (SPX)
Underlying index publisher:	Standard & Poor’s, a Division of the McGraw-Hill Companies, Inc.
Issue price:	$10.00 per PLUS
Stated principal amount:	$10.00 per PLUS
Denominations:	$10.00 per PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	• If final index value is greater than initial index value,
$10.00 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
• If final index value is less than or equal to initial index value,
$10.00 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.00.
Leveraged upside payment:	$10.00 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Leverage factor:	200%
Index performance factor:	(final index value / initial index value)
Initial index value:	The index closing value of the underlying index on the trade date as published by the underlying index publisher.
Final index value:	The index closing value of the underlying index on the valuation date as published by the underlying index publisher.
Valuation date:	September , 2012, subject to adjustment for non-index business days and certain market disruption events.
Maximum payment at maturity:	$11.45 to $11.75 per PLUS (114.5% to 117.5% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Postponement of maturity date:

If the scheduled valuation date is not an index business day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than two scheduled index business days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the second scheduled index business day following that valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page TS-8.

PLUS Based on the Value of the S&P 500® Index due September     , 2012 Issued by EKSPORTFINANS ASA
Performance Leveraged Upside SecuritiesSM

General Information
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	282645WG1
ISIN:	US282645WG19
Minimum ticketing size:	100 PLUS
Tax considerations:

Although the issuer believes that, under current law, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Assuming this characterization of the PLUS is respected, and subject to the discussion under “Taxation in the United States” in the accompanying product supplement no. 3, the following U.S. federal income tax consequences should result.

• A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.
•

Upon sale, exchange, or settlement of the PLUS at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS. Such gain or loss should generally be long-term capital gain or loss if the investor has held the PLUS for more than one year.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the IRS) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the PLUS should read the discussion under “Risk Factors Structure Specific Risk Factors” in this document and the discussion under “Taxation in the United States” in the accompanying product supplement for PLUS and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (formerly known as the Bank of New York)
Calculation agent:	MS & Co.
Use of proceeds and hedging:

The net proceeds from the sale of the PLUS will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of Eksportfinans associated with its obligation to pay the payment at maturity of the PLUS.

The hedging activity discussed above may adversely affect the market value of the PLUS from time to time and the payment at maturity you will receive on the PLUS at maturity. See “Risk Factors—Hedging transactions may affect the return on the PLUS” for a discussion of these adverse effects.

Contact:

Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This terms supplement represents a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying product supplement no. 3, the prospectus supplement and prospectus, which can be accessed via the hyperlinks on the front page of this document.

PLUS Based on the Value of the S&P 500® Index due September     , 2012 Issued by EKSPORTFINANS ASA
Performance Leveraged Upside SecuritiesSM

How PLUS Work

Payoff Diagram

The hypothetical payoff diagram below illustrates the payment at maturity on the PLUS.

The diagram below is based on the following terms:

Stated principal amount:	$10.00
Leverage factor:	200%
Hypothetical Maximum payment at maturity:	$11.60 (116.0% of the stated principal amount)

The following payoff diagram is provided for illustrative purposes only and does not reflect the actual terms of the PLUS. Actual terms will vary for the PLUS.

PLUS Payoff Diagram

How it works

  If the final index value is greater than the initial index value, then investors receive the $10.00 stated principal amount plus 200% of the appreciation of the underlying index over the term of the PLUS, subject to the maximum payment at maturity. In the payoff diagram, an investor will realize the maximum payment at maturity at a final index value of 108.0% of the initial index value.

    If the underlying index appreciates 3%, the investor would receive a 6.00% return, or $10.60.

    If the underlying index appreciates 10%, the investor would receive the hypothetical maximum payment at maturity of 116.0% of the stated principal amount, or $11.60.

  If the final index value is less than or equal to the initial index value, the investor would receive an amount less than or equal to the $10.00 stated principal amount, based on a 1.00% loss of principal for each 1.00% decline in the underlying index.

    If the underlying index depreciates 10%, the investor would lose 10% of their principal and receive only $9.00 at maturity, or 90% of the stated principal amount.

PLUS Based on the Value of the S&P 500® Index due September     , 2012 Issued by EKSPORTFINANS ASA
Performance Leveraged Upside SecuritiesSM

Payment at Maturity

At maturity, investors will receive for each $10.00 stated principal amount of PLUS that they hold an amount in cash based upon the value of the underlying index, determined as follows:

If the final index value is greater than the initial index value:

$10.00 + Leveraged Upside Payment:

subject to the maximum payment at maturity for each PLUS,

If the final index value is less than or equal to the initial index value:,

$10.00  ×  Index Performance Factor

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.00.

PLUS Based on the Value of the S&P 500® Index due September     , 2012 Issued by EKSPORTFINANS ASA
Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page PS-19 of product supplement no. 3. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

  PLUS do not pay interest nor guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity. If the final index value is less than the initial index value, the payout at maturity for the PLUS will be an amount in cash that is less than the $10.00 stated principal amount of the PLUS by an amount proportionate to the decrease in the value of the underlying index, and may be zero.

  Appreciation potential is limited. The appreciation potential of the PLUS is limited by the maximum payment at maturity as specified on the cover of this terms supplement. Although the leverage factor provides 200% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited, the percentage exposure provided by the leverage factor is progressively reduced as the final index value, as a percentage of the initial index level, surpasses approximately 107.25% to 108.75%.

  Market price influenced by many unpredictable factors. Several factors will influence the value of the PLUS in the secondary market and the price at which the Agent may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer. The level of the underlying index may be, and had recently been, extremely volatile, and we can give no assurances that the volatility will lessen. See "Historical Information" on page TS-10. You may receive less, and possibly significantly less, than the stated principal per PLUS if you try to sell your PLUS prior to maturity.

  The PLUS are subject to the credit risk of Eksportfinans, and its credit ratings and credit spreads may adversely affect the market value of the PLUS. Investors are dependent on Eksportfinans’s ability to pay all amounts due on the PLUS at maturity, and therefore investors are subject to the credit risk of Eksportfinans and to changes in the market’s view of Eksportfinans’s creditworthiness.

  Not equivalent to investing in the underlying index. Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

  Adjustments to the underlying index could adversely affect the value of the PLUS on the index. The underlying index publisher may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the value of the underlying index. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index for the PLUS that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

  The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

  The U.S. federal income tax consequences of an investment in the PLUS are uncertain. Please read the discussion under “Fact Sheet General Information Tax Considerations” in this terms supplement and the discussion under “Taxation in the United States” in the accompanying product supplement no. 3 (together, the Tax Disclosure Sections) concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the IRS) were successful in asserting an alternative characterization or treatment, the timing and character of income on the PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections. For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a comparable yield determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income. The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this terms supplement and the accompanying product supplement.

PLUS Based on the Value of the S&P 500® Index due September     , 2012 Issued by EKSPORTFINANS ASA
Performance Leveraged Upside SecuritiesSM

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments (such as the PLUS). The notice focuses in particular on whether to require holders of such instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which they are linked; the degree, if any, to which any income (including any mandated accruals) recognized by non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime. While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly on a retroactive basis. Both U.S. and non-U.S. investors considering an investment in the PLUS should consult their tax advisers regarding the notice and its potential implications for an investment in the PLUS.

Other Risk Factors

  The PLUS will not be listed on any securities exchange and secondary trading may be limited. The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS. Even if there is a secondary market, it may not provide sufficient liquidity. The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices and you could receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity. Accordingly, you should be willing to hold your PLUS to maturity.

  Potential adverse economic interest of the calculation agent. As calculation agent, MS & Co. will determine the initial index value, the final index value, the payment at maturity and whether a market disruption event has occurred. Determinations made by MS & Co., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of any index closing value in the event of a discontinuance of the underlying index, may adversely affect the payout to you at maturity.

  Hedging and trading activity could potentially adversely affect the value of the PLUS. The hedging or trading activities of the issuer, MS & Co., or any of their respective affiliates on or prior to the trade date and prior to maturity could adversely affect the value of the underlying index for the PLUS and, as a result, could decrease the amount an investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the trade date could potentially affect the initial index value and, therefore could increase the value at which that underlying index must close before an investor receives a payment at maturity that exceeds the issue price of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could potentially affect the value of the underlying index on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

  There is no affiliation between the index stock issuers, the underlying index publisher and us, and we are not responsible for any disclosure by the index stock issuers. We are not affiliated with the issuers of the stocks of the underlying index or the underlying index publisher. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the index stock issuers. You, as an investor in your PLUS, should make your own investigation into the index publisher, the index stock and the index stock issuers to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the PLUS. See “Underlying Index Overview” above for certain information about the underlying index.

  Neither the underlying index publisher nor the index stock issuers are involved in this offering of your PLUS in any way and none of them have any obligation of any sort with respect to your PLUS. Thus, neither the underlying index publisher nor the index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your PLUS.

PLUS Based on the Value of the S&P 500® Index due September     , 2012 Issued by EKSPORTFINANS ASA
Performance Leveraged Upside SecuritiesSM

Information about the Underlying Index

The S&P 500® Index. The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC (S&P), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943. The S&P 500® Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in Annex A of product supplement no. 3.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of S&P and have been or will be licensed for use by Eksportfinans ASA. See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in product supplement no. 3.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 1, 2006 through August 22, 2011. The closing value of the underlying index on August 22, 2011 was 1,123.82. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date. The payment of dividends on the stocks that constitute the underlying index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date.

S&P 500® Index	High	Low	Period End
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	929.23	811.08	908.13
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter (through August 22, 2011)	1,353.22	1,119.46	1,123.82